Exhibit 16.1

May 12, 2015

Securities and Exchange Commission
100 F Street, N.E.
 Washington, DC 20549

Ladies and Gentlemen:

We have read Item 4.01(a) of Form 8-K dated May 6, 2015, of Cesca Therapeutics, Inc. and are in agreement with the statements contained in the first, second, and third paragraphs, and the first sentence in the fourth paragraph on page 2 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

In addition, we have no basis to agree or disagree with other statements of the registrant contained in the second sentence of paragraph four on page 2 of the above referenced filing.

/s/ Ernst & Young LLP